Exhibit 99.1

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
FINANCIAL STATEMENTS

Years Ended
December 31, 2014 and 2013
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pacific Therapeutics Ltd.

We have audited the accompanying financial statements of Pacific Therapeutics Ltd., which comprise the statement of financial position as of December 31, 2014, and the related statements of loss and comprehensive loss, changes in shareholders' deficiency, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Pacific Therapeutics Ltd. as at December 31, 2014 and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that Pacific Therapeutics Ltd. has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters

The financial statements of Pacific Therapeutics Ltd. for the years ended December 31, 2013 and 2012 were audited by another auditor who expressed an unmodified opinion on those statements on April 17, 2014.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
April 30, 2015

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	31 Dec 14	31 Dec 13
	$	$
ASSETS
CURRENT
Cash and cash equivalents	1,513	180,692
Goods and Services Tax Receivable	1,312	7,391
Prepaid expenses and deposits	-	36,605
	2,825	224,688
NON-CURRENT ASSETS
PROPERTY AND EQUIPMENT (Note 5)	-	2,443
INTANGIBLE ASSETS (Note 6)	64,490	59,913
	67,315	287,044

LIABILITIES
CURRENT
Trade payable and accrued liabilities	267,474	226,201
Convertible note (Note 8)	26,642	30,900
Derivative component of convertible note (Note 8)	36,188	-
Due to related parties (Note 9)	612,772	470,087
	943,076	727,188
SHAREHOLDERS' DEFICIENCY
Share capital (Note 10)	2,760,010	2,699,210
Share subscriptions received	30,000	-
Warrant and option reserve (Note 10)	289,766	123,704
Deficit	(3,955,537)	(3,263,058)
	(875,761)	(440,144)
	67,315	287,044

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 15)

On behalf of the Board:
“Douglas H. Unwin”	Director	“Doug Wallis”	Director
Douglas H. Unwin	Doug Wallis

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	31 Dec 14	31 Dec 13	31 Dec 12
Expenses
Advertising and promotion	$67,923	$187,511	$43,637
Amortization of property and equipment (Note 5)	1,216	2,421	2,819
Amortization of intangible assets (Note 6)	5,618	4,708	3,944
Bank charges and interest	11,872	34,854	105,043
Donation	500	-	-
Insurance	30,194	22,461	24,948
Investor relations	25,075	61,250	51,950
Interest derivative accretion (Note 8)	11,005	-	-
Office and miscellaneous	5,428	7,042	7,076
Professional fees	168,490	178,947	80,923
Rent and occupancy costs	14,543	13,284	17,743
Research and development	-	-	50,941
Share based payments	152,028	42,192	75,026
Telephone and utilities	2,006	1,798	2,314
Transfer agent	24,107	5,251	7,915
Travel	11,906	8,679	13,130
Wages and benefits	160,947	157,916	100,843
	692,858	728,314	588,252

Other Expenses (Income)
Foreign exchange loss/(gain)	(440)	911	-
Gain on derivative liability (Note 8)	-	(30,889)	18,641
Loss/(Gain) on sale/retirement of assets	1,227	-	(1,425)
Write-off of license (Note 6)	-	42,510	-

Net Loss and Comprehensive Loss	$(693,645)	$(740,846)	$(605,468)

Loss per share Basic and Diluted	$(0.02)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	37,830,595	27,561,948	21,637,193

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

	Common		Subscriptions	Warrant and
	shares	Share capital	received	option reserve	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2011	20,989,157	1,765,754	-	162,052	(2,094,115)	(166,309)
Common shares issued for cash @ $0.15	1,531,002	229,651	-	-	-	229,651
Subscriptions received 600,000 shares @ $0.05	-	-	30,000	-	-	30,000
Exercise of common share warrants @ $0.15	66,666	10,000	-	-	-	10,000
Expiration of stock options	-	-	-	(36,665)	36,665	-
Share issue costs	-	(9,689)	-	-	-	(9,689)
Warrant reserve	-	-	-	5,799	-	5,799
Share-based payments	-	-	-	75,026	-	75,026
Loss for the year	-	-	-	-	(605,468)	(605,468)

Balance at December 31, 2012	22,586,825	1,995,716	30,000	206,212	(2,662,918)	(430,990)
Common shares issued for cash @ $0.05	13,830,000	691,500	(30,000)	-	-	661,500
Share issue costs	-	(40,006)	-	16,006	-	(24,000)
Units exchanged for debt @ $0.05	1,040,000	52,000	-	-	-	52,000
Share based payments	-	-	-	42,192	-	42,192
Expiry of options and finders warrants	-	-	-	(140,706)	140,706	-
Loss for the year	-	-	-	-	(740,846)	(740,846)

Balance at December 31, 2013	37,456,825	2,699,210	-	123,704	(3,263,058)	(440,144)
Common shares issued for cash @ $0.05	120,000	4,800	-	1,200	-	6,000
Units exchanged for debt @ $0.05	1,400,000	56,000	-	14,000	-	70,000
Subscriptions received for shares @ $0.05	-	-	30,000	-	-	30,000
Share based payments	-	-	-	152,028	-	152,028
Options expired unexercised	-	-	-	(1,166)	1,166	-
Loss for the year	-	-	-	-	(693,645)	(693,645)

Balance at December 31, 2014	38,976,825	2,760,010	30,000	289,766	(3,955,537)	(875,761)

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	31 Dec 14	31 Dec 13	31 Dec 12
	$	$	$
Cash flows used in operating activities
Net loss and comprehensive loss	(693,645)	(740,846)	(605,468)
Adjustments for items not affecting cash
Amortization of property and equipment	1,216	2,421	2,819
Amortization of intangible assets	5,618	4,708	3,944
Amortization of deemed discounts on ISAs, Class
B series I preferred shares, shareholder loans, and convertible note	-	13,261	100,476
Accretion of convertible note	11,005	-	-
Accrued interest on convertable note	1,825	900	-
Share based payments	152,028	42,192	75,026
Loss (gain) on derivative liability	-	(30,889)	18,641
Write-off of license	-	42,510	-
Loss/(Gain) on sale/retirement of assets	1,227	-	(1,425)
Changes in non-cash working capital balances
Goods and Services Tax recoverable	6,079	(6,582)	13,167
Prepaid expenses	36,605	60,839	(92,325)
Trade payable and accrued liabilities	111,273	64,620	180,162
	(366,769)	(546,866)	(304,983)
Cash flows used in investing activities
Additions to property and equipment	-	-	(6,200)
Disposals of property and equipment	-	-	6,300
Additions to intangible assets	(10,195)	(13,569)	(9,875)
	(10,195)	(13,569)	(9,775)
Cash flows from financing activities
Issue of common shares for cash	6,000	661,500	250,265
Share issue cost	-	(24,000)	10,000
Due to related parties (Note 9)	142,685	93,773	25,523
Subscriptions received	30,000	-	-
Convertible note	50,000	-	30,000
Repay convertible note	(30,900)	-	-
	197,785	731,273	315,788

Change in cash and cash equivalents	(179,179)	170,838	3,760
Cash and cash equivalents, beginning of year	180,692	9,854	6,094
Cash and cash equivalents, end of year	1,513	180,692	9,854

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these financial statements.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian SecuritiesExchange (“CSE”) and opened for trading on November 16, 2011.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s financial statements as at December 31, 2014 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $693,645for the year ended December 31, 2014 (2013 – $740,846, 2012 - $605,468) and has a working capital deficiency of $940,251at December 31, 2014 (2013 – $502,500).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These financial statements of the Company for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC”).

These financial statements were approved and authorized for issue by the Board of Directors on April 30, 2015.

(b)	Basis of Presentation

These financial statements were prepared on a historical cost basis, except for cash flow information, and are presented in Canadian dollars which is the Company’s functional currency.

(c)	Use of Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value willimpact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

(b)	Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the periods presented, this calculation proved to be anti-dilutive, and therefore diluted per share amounts do not differ from basic per share amounts.

(c)	Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the criteria for deferral and amortization. No such costs have been deferred as at December 31, 2014 and 2013. Scientific Research and Experimental Development ("SR&ED") tax credits are recorded on a cash basis due to the uncertainty surrounding final approval of the SR&ED tax credit application. Tax credits received are recorded as a reduction in research and development costs incurred in the year.

(d)	Property and equipment

Property and equipment is recorded at cost. Amortization is recorded annually at rates calculated to write off the assets over their estimated useful lives as follows:

Computer equipment	45% diminishing balance
Furniture and fixtures	20% diminishing balance
Lab equipment	50% diminishing balance
Leasehold improvements	straight-line over the term of the lease

In the year of acquisition, these rates are reduced by one-half.

(e)	Intangible assets

Technology licenses acquired from third parties that include licenses and rights to technologies are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on an annual basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value for each cash-generating unit, calculated based on undiscounted future cash flows, is less than the carrying value, the asset is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

(f)	Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

(g)	Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Financial instruments

(a)	Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”).

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

The Company has classified its cash and cash equivalents at fair value through profit or loss.

The Company’s receivables are classified as loans and receivables.

(b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable and accrued liabilities, convertible note and due to related parties are classified as other financial liabilities. The Company’s derivative liability component of the convertible note is classified as fair value through profit or loss.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these financial statements, the IASB and International Financial Reporting Interpretation Committee (“IFRIC”) have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended December 31, 2014:

Effective for annual periods beginning on or after July 1, 2014

  IAS 19, Defined Benefit Plans and Employee Contributions

Amended to clarify the application of IAS 19 to plans that require employees or third parties to contribute toward the cost of benefits.

Effective for annual periods beginning on or after January 1, 2015

  IFRS 7, Financial Instruments – Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9.

Effective for annual periods beginning on or after January 1, 2016

  IFRS 11, Accounting for Acquisitions of Interests in Joint Operations

Amended to provide specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

  IAS 16 & IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

Amended to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provide a rebuttable presumption for intangible assets.

  IAS 27 & IFRS 1, Equity Method in Separate Financial Statements

IAS 27 is amended to restore the option to use the equity method to account for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements.

IFRS 1 is amended to permit use of the business combinations exemption for investments in

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

subsidiaries accounted for using the equity method in the separate financial statements of the first-time adopter.

Effective for annual periods beginning on or after January 1, 2017

  IFRS 15, Revenue from Contracts with Customers:

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13,

Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service.

Effective for annual periods beginning on or after January 1, 2018

  IFRS 9, Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as derecognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

5.	PROPERTY AND EQUIPMENT

Cost
Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total

December 31, 2012	$5,876	$-	$-	$-	$5,876
Additions	-	-	-	6,200	6,200
December 31, 2013	5,876	-	-	6,200	12,076
Retirement of assets	(5,876)	-	-	(6,200)	(12,076)
Additions	-	-	-	-	-
December 31, 2014	$-	$-	$-	$-	$-
Amortization

Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total

December 31, 2012	$5,662	$-	$-	$1,550	$7,212
Additions	-	-	-	-	-
Amortization for the year	96	-	-	2,325	2,421
December 31, 2013	$5,758	$-	$-	$3,875	$9,633
Amortization for the period	53	-	-	1,163	1,216
Additions	-	-	-	-	-
Retirement of assets	(5,811)	-	-	(5,038)	(10,849)
December 31, 2014	$-	$-	$-	$-	$-
Carrying amounts

Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total

December 31, 2013	$118	$-	$-	$2,325	$2,443
December 31, 2014	$-	$-	$-	$-	$-

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

6.	INTANGIBLE ASSETS

Cost
	Technology Licenses (i)	Patents (ii)	Total

December 31, 2012	$42,510	$64,315	$106,825
Additions	-	13,569	13,569
Write-off	(42,510)	-	(42,510)
December 31, 2013	-	77,884	77,884
Additions	-	10,195	10,195
December 31, 2014	$-	$88,079	$88,079

Amortization
	Technology Licenses (i)	Patents (ii)	Total

December 31, 2012	$-	$13,263	$13,263
Amortization for the year	-	4,708	4,708
December 31, 2013	-	17,971	17,971
Amortization for the year	-	5,618	5,618
December 31, 2014	$-	$23,589	$23,589

Carrying amounts
	Technology Licenses (i)	Patents (ii)	Total

December 31, 2013	$-	$59,913	$59,913
December 31, 2014	$-	$64,490	$64,490

(i)	On January 9, 2013, the technology license agreement with Dalhousie University was terminated due to breach of contract for non-payment of maintenance amounts due, accordingly the technology license was written down to nil.

(ii)	Due to a finite life of patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

7.	IRREVOCABLE SUBSCRIPTION AGREEMENTS (“ISA”)

During the year ended December 31, 2011 the Company entered into certain Irrevocable Subscription Agreements for proceeds of $300,000 which was allocated as follows:

As at December 31,	2014	2013	2012
	$	$	$
Net amount allocated to ISA	-	-	230,481
Accretion of deemed discount	-	-	69,519
Total subscription proceeds	-	-	300,000

Under the ISA agreements, the proceeds were placed in escrow and were subject to an interest rate of 1% per month, as well as certain other conversion options.

On January 31, 2012, the Company terminated the ISA arrangements. During the year ended December 31, 2013, the Company recorded total interest expense of $Nil (2012 - $72,521) and recorded a 1% interest per month recorded on the ISA funds held in escrow of $Nil (2012 – $3,002), and accretion of the amount allocated to certain bonus shares of $Nil (2012 - $69,519).

8.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188at September 11, 2014 and December 31, 2014. The initial fair value of the derivative liability component is amortized over the remaining life of the convertible note. The debt component at December 31, 2014 was valued as follows:

2014
Loan proceeds	$50,000
Derivative component	(36,188)
Accretion	11,005
Accrued interest	1,825
$26,642

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The fair value of the derivative liability component of the loan of $36,188 was calculated at September 11, 2014 and December 31, 2014 using the Black-Scholes Pricing Model using the following assumptions:

Dividend yield	0%
Expected volatility	160.63%
Risk free interest rate	1.60%
Expected life in years	1

On September 24, 2012 the Company issued a convertible note (the “Note”) with a face value of $30,000, issued 200,000 warrants (“Bonus Warrants”) and received $30,000 in cash. The Bonus Warrants expired in 2 years and had an exercise price of $0.22. The Note had a term of one year and was repayable by the Company at any time. The note was repaid in October 2014.

The holder of the Note could convert the whole Note or any portion into units at any time. Each unit would consist of 1 common share (the “Share Option”) and 1 warrant (the “Warrant Option”), with each Warrant Option exercisable to acquire an additional common share for a period of 2 years from the date the Warrant Option was issued The conversion option expired upon repayment of the Note. The Note accrued interest at the rate of 1% per month, payable in quarterly installments.

The fair value of the Bonus Warrants, Share Options and Warrant options of $43,070 were determined using the Black-Scholes Pricing Model and the Geske Pricing Model.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related partiesconsistsof short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand.

As at December 31	2014	2013

Amounts owing to Derick Sinclair CFO of the Company for loans and consulting, accounting fees and interest on ISA.	$124,724	$86,760
Amounts owing to Greg Beniston a director of the Company for legal fees	19,928	17,117
Amounts owing to Doug Wallis a director of the Company for interest on ISA	2,964	-
Amount owing to Doug Unwin the CEO and director of the Company for loans, salary, expenses and interest on ISA.	465,156	366,210
	$612,772	$470,087

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related parties were for services provided to the company were:

For the year ended December 31	2014	2013	2012
Salary paid or accrued for Doug Unwin CEO	$160,000	$155,000	$100,398
Consulting fees paid or accrued to Derick Sinclair CFO	36,000	34,500	18,000
Accounting fees paid or accrued to a company controlled by Derick Sinclair CFO	6,000	6,000	1,500
Legal fees for services from Greg Beniston a consultant and director of the Company	3,121	8,575	3,200
Share-based payments for options issued to Officers and Directors	67,835	32,824	42,390

Total key management personnel compensation	$272,956	$236,899	$165,488

During the year ended December 31, 2014 the Company granted options to directors and officers valued at $67,835 (2013 $42,192, 2012 - $42,390). The 2014 options consisted of 500,000, 5 year $0.10 incentive stock options that vested at date of grant and 500,000, 1 year $0.06 incentive options that vested at date of grant. The 2013 options consisted of 450,000 5 year $0.10 incentive stock options that vested at date of grant (Note 10).

10.	SHARE CAPITAL

Class A Common Shares

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value
Issued
38,976,825	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value

On October 3, 2014 the Company closed the first tranche of a non-brokered private placement and issued 1,520,000 units at $0.05 per unit for cash proceeds of $6,000 and to retire debts totaling $70,000. The debts related to consulting services by arm’s length parties for $20,000 and reduction of $50,000 in balance owing to a related party. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until October 3, 2015. Each share purchase warrant included was assessed a value of $0.01 based on the residual value method. As such, a total of $15,200 was allocated to Warrant reserves.

On February 13, 2013 the Company closed the first tranche of a non-brokered private placement and issued 1,800,000 units at $0.05 per unit for gross proceeds of $90,000, of which $30,000 was recorded during the year ended December 31, 2012. Each unit is comprised of one common share and one-half share purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until February 12, 2015. The Company paid finder’s fees of $5,000 and issued 100,000 finders warrants to finders in the first tranche. The finders’ warrants have the same terms as the

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

warrants that are part of the above Units. The fair value of the 100,000 finders’ warrants was $2,742 as estimated at the date of issue using the Black-Scholes pricing model.

On May 1, 2013, the Company closed the second tranche of a non-brokered private placement and issued an additional 2,200,000 units at $0.05 per unit for gross proceeds of $110,000. Each unit is comprised of one common share and one-half share purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until May 1, 2015. The Company paid finder’s fees of $10,000 and issued 200,000 finders warrants to finders in the second tranche. The finders’ warrants have the same terms as the warrants that are part of the above Units. The fair value of the 200,000 finders’ warrants was $5,413 as estimated at the date of issue using the Black-Scholes pricing model.

On October 8, 2013 the Company closed the first tranche of a non-brokered private placement and issued 2,160,000 units for gross proceeds of $108,000. 2,160,000 warrants were issued with an expiration date of October 8, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement. Finders’ fees were paid in the amount of $4,500 cash and issued 90,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 100,000 finders’ warrants was $2,646 as estimated at the date of issue using the Black-Scholes pricing model.

On October 18, 2013 the Company closed the second tranche and issued 1,980,000 units for gross proceeds of $99,000. 1,980,000 warrants were issued with an expiration date of October 18, 2016.Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement. Finders fees were paid in the amount of $2,000 cash and issued 40,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 40,000 finders’ warrants was $3,306 as estimated at the date of issue using the Black-Scholes pricing model.

On November 5, 2013 the Company closed the third tranche and issued 6,730,000 units for gross proceeds of $336,500. 6,730,000 warrants were issued with an expiration date of November 5, 2016.Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement Finders’ fees were paid in the amount of $2,500 cash and issued 50,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 50,000 finders’ warrants was $1,899 as estimated at the date of issue using the Black-Scholes pricing model.

On January 31, 2012 66,666 common share warrants with an exercise price of $0.15 were exercised by an officer of the company for 66,666 common shares and proceeds of $10,000.

On June 20, 2012, the Company completed a private placement of 732,670 units at $0.15 per unit for gross proceeds of $109,901. Each unit is comprised of one common share and one warrant to purchase one common share at $0.22 per share exercisable until June 20, 2014.

On June 20, 2012, certain finders were issued 56,666 units with the same terms as in the foregoing, which were valued at $8,500.

On September 21, 2012, the Company completed a private placement of 741,666 units at $0.15 per unit for gross proceeds of $111,250. Each unit is comprised of one common share and one warrant to purchase one common share at $0.22 per share exercisable until September 21, 2014. Certain finders were issued 5,500 units with the same terms as in the foregoing, which were valued at $825.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Share subscriptions received:

At December 31, 2014 the Company had received $30,000 (December 31, 2013 - $Nil) from two investors for 600,000 units at $0.05 per unit. The shares were issued by the Company on March 20, 2015.Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

Stock options and share based payments:

As at December 31, 2014, 2013 and 2012, the following stock options were outstanding and exercisable:

Expiry Date	Exercise
	Price $	31 Dec 14	31 Dec 13	31 Dec 12
13-Aug-13	0.27	-	-	225,000
04-Nov-14	0.27	-	150,000	150,000
05-Mar-15	0.27	375,000	375,000	375,000
11-Jun-15	0.06	500,000	-	-
30-Oct-15	0.10	200,000	-	-
10-Jan-17	0.10	400,000	-	-
03-Jul-17	0.10	475,000	475,000	475,000
21-Dec-17	0.10	450,000	450,000	450,000
04-Apr-18	0.10	350,000	350,000	-
16-Sep-18	0.10	100,000	100,000	-
30-Oct-18	0.10	100,000	-	-
07-Mar-19	0.10	525,000	-	-
30-Oct-20	0.10	200,000	-	-
Balance	0.11	3,675,000	1,900,000	1,675,000

The options outstanding and exercisable atDecember 31, 2014, have a weighted average remaining contractual life of 3.2 years (December 31, 2014 – 3.1 years). During the year ended December 31, 2014 1,000,000 (2013 - 350,000) of the 1,925,000 (2013 - 450,000) stock options were issued to Officers and Directors of the Company. Stock option activity was as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
	Options	Exercise	Options	Exercise	Options	Exercise
	Outstanding	Price $	Outstanding	Price $	Outstanding	Price $
Balance beginning of year	1,900,000	$0.15	1,675,000	$0.18	1,650,000	$0.25
Exercised	-	-	-	-	-	-
Expired/Cancelled	(150,000)	0.27	(225,000)	0.27	(1,000,000)	0.24
Issued	1,925,000	0.09	450,000	0.10	1,025,000	0.10
Balance at year end	3,675,000	$0.11	1,900,000	$0.15	1,675,000	$0.17

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for the grants on January 10, 2014, March 3, 2014 and June 11, 2014 and for multiple stock option grants occurring in 2013 and 2012. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	December 31, 2014	December 31, 2013	December 31, 2012
Dividend yield	0%	0%	0%
Expected volatility	299% - 308%	164% - 166%	91% - 112%
Risk free interest rate	0.78% - 1.63%	1.23% - 1.87%	1.19%
Expected life in years	1 - 5	5	2 - 3
Grant date fair value per option	$0.05 - $0.08	$0.08 - $0.09	$0.04 - $0.11
Forfeiture rate	4%	4%	4%

Warrants:

As at December 31, 2014, 2013 and 2012, the following share purchase warrants were issued and outstanding:

Expiry	Exercise
Date	Price $	31 Dec 14	31 Dec 13	31 Dec 12
15-Nov-13	$0.15	-	-	602,223
19-Jun-14	$0.22	-	56,666	56,666
20-Jun-14	$0.22	-	732,670	732,670
31-Jul-14	$0.15	-	2,473,334	2,473,334
28-Aug-14	$0.25	-	60,000	60,000
21-Sep-14	$0.22	-	747,166	747,166
24-Sep-14	$0.22	-	200,000	-
16-Nov-14	$0.15	-	600,000	600,000
12-Feb-15	$0.22	1,000,000	1,000,000	-
01-May-15	$0.22	1,300,000	1,300,000	-
03-Oct-15	$0.15	1,520,000	-	-
28-Feb-16	$0.10	700,000	-	-
01-Oct-16	$0.10	2,160,000	2,160,000	-
08-Oct-16	$0.10	90,000	90,000	-
18-Oct-16	$0.10	1,980,000	1,980,000	-
18-Oct-16	$0.10	40,000	40,000	-
05-Nov-16	$0.10	6,730,000	6,730,000	-
05-Nov-16	$0.10	50,000	50,000	-
		15,570,000	18,219,836	5,272,059

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

The warrants outstanding and exercisable at December 31, 2014, have a weighted average remaining contractual life of 1.5 years (2013 – 0.8 years). Warrant activity was as follows:

	2014		2013		2012
	Warrants	Exercise	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price $	Outstanding	Price $	Outstanding	Price $
Opening balance	18,219,836	0.14	5,272,059	0.17	3,830,423	0.16
Expired	(4,869,836)	0.18	(602,223)	0.15	(28,000)	0.10
Exercised	-	-	-	-	(66,666)	0.15
Issued	2,220,000	0.13	13,550,000	0.12	1,536,502	0.22
Closing balance	15,570,000	0.12	18,219,836	0.14	5,272,259	0.18

11.	INCOME TAXES

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2013 and 2012 – 25%) to income tax expense is:

	2014	2013	2012
	$	$	$
Earnings (loss) for the year	(693,645)	(740,846)	(605,468)
Income tax benefit at Canadian statutory rates	(180,000)	(192,620)	(151,367)
Change in statutory, foreign tax, foreign exchange rates and other	(24,000)	(31,132)	19,947
Permanent Differences	40,000	-	-
Change in unrecognized deductible temporary differences	164,000	223,752	131,420
Total income tax expense (recovery)	-	-	-

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

(a)	Deferred tax asset and liabilities:

	2014	2013
	$	$
Deferred tax assets (liabilities):
Operating loss carry-forwards	909,000	771,000
Share issue cost	8,000	6,000
Property and equipment	1,000	-
Intangible assets	(1,000)	(4,000)
Derivative liability		-
Convertible note		-
	917,000	773,000
Valuation allowance	(917,000)	(773,000)
Net deferred tax assets	-	-

(b)	Loss carry-forwards:

The Company has accumulated non-capital losses of approximately $3,497,000 (2013 -$2,964,000) which will expire in between 2026 and 2034 (2013 – 2014 and 2033).

12.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to continue as a going concern and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

13.	FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2014, the Company’s financial instruments consist of cash and cash equivalents, tradepayables,due to related parties, a convertible note and a derivative liability.

The carrying value of cash and cash equivalents, tradepayables, and due to related partiesapproximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $50,000 while the derivative liability is carried at fair value determined using level 3 measurement techniques (see below).

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $612,771 are due on demand, $267,474are due in 30-90 days and $50,000 are due in 254 days.The Company manages liquidly risk through management of its capital resources discussed above.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At December 31,2014, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash and cash equivalents are measured using level 1 fair value inputs. The derivative component of the convertible note is measured using level 3 fair value inputs.

14.	SUPPLEMENTIAL CASH FLOW INFORMATION

During the year ended December 31, 2014, the Company had the following non-cash transactions:

  The issuance of 1,400,000 units to retire $70,000 in accounts payable (Note 10)

  Recognition of a derivative liability of $36,188 on issuance of a convertible note (Note 8)

The Company did not have any non-cash transactions during the years ended December 31, 2013 and 2012.

15.	SUBSEQUENT EVENTS

On February 24, 2015 the Company issue a total of 400,000 options to purchase common shares to a director and a consultant under the 2014 stock option plan as approved at the Company’s previous annual general meeting. The issuance of the options is subject to regulatory approval. The Company issued 250,000,3 year options with an exercise price of $0.25 to under an agreement with Small Cap Invest Ltd. and the remaining 150,000, 5 year options with an exercise price of $0.10 to a director of the Company.

On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 2,000,000 units at $0.05 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Financial Statements
Years Ended December 31, 2014, 2013 and 2012

On April 1, 2015 the Company announced it had received regulatory approval to reprice warrants outstanding as at March 30, 2015, to an exercise price of three cents for a period of 30 days. After the 30 days have lapsed, any warrants that have not been exercised will revert back to the original terms of the warrant. This offer will be available to all eligible warrantholders of record on March 30, 2015, for 30 days starting April 1, 2015. The Company has a total of 15.49 million warrants eligible to participate in the repricing offer, which could be exercised for an aggregate total of up to $464,700.

On April 28, 2015 the Company announced it had received regulatory approval to extend the time frame to exercise the previously announced, on April 1, 2015. The repricing of warrants outstanding as at March 30, 2015 to an exercise price of three cents,has now been extended to May 15, 2015.All other terms and conditions remain the same as announced on April 1, 2015.